Exhibit 99.1

Galmed Announces Breakthrough Development of Dispersible Film Delivery (ODF), Brain Penetrating formulation of its SCD1 inhibitor Aramchol for Parkinson’s Disease, Targeting $6 Billion Market

●	Aramchol meglumine is the only SCD1 inhibitor with an established clinical safety profile and confirmed blood-brain barrier (BBB) penetration.

●	In order to improve patient convenience and long-term treatment adherence by Parkinson patients affected by dysphagia, an ODF formulation was developed demonstrating ~150% higher systemic bioavailability and ~300% significant increase in CNS exposure than conventional oral administration.

●	Aramchol’s ODF is characterized by rapid buccal and sublingual absorption and reduced first-pass hepatic metabolism, designed to maximize drug exposure within the brain.

●	Galmed believes that the development of a clinically characterized SCD1 inhibitor with a CNS-optimized drug delivery formulation represents a differentiated strategy in a therapeutic area where disease-modifying treatment options remain limited, positioning Aramchol’s PD program as an ideal out-licensing candidate.

RAMAT-GAN, Israel, July 28, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic and oncology diseases, today announced continued advancement of Aramchol as a potential disease-modifying therapy for Parkinson’s disease (PD), reporting significant progress in development of new Aramchol orally dispersible film (ODF) formulation. The data demonstrate ~150% higher systemic bioavailability and ~300% significant increase in CNS exposure than conventional oral administration. In addition to enhancing CNS drug delivery, Aramchol’s proprietary ODF formulation directly addresses one of the most common clinical challenges in Parkinson’s disease (PD). Up to 80% of patients develop dysphagia during disease progression, making conventional tablets and liquid formulations  increasingly difficult to swallow and contributing to poor treatment adherence. Aramchol’s rapidly dissolving ODF formulation dissolves within seconds without water, eliminates the need to swallow conventional tablets or liquids, thus simplifying administration and possibly improving long-term treatment adherence.

The inhibition of stearoyl-CoA desaturase 1 (SCD1) is a novel disease approach in Parkinson’s Disease, that targets the cause of neurodegeneration. Growing evidence identifies SCD1 as a central regulator of lipid metabolism that contributes to α-synuclein aggregation, Lewy body formation, and neuronal dysfunction. Unlike currently approved therapies that primarily improve motor symptoms through dopaminergic replacement, Aramchol targets SCD1-related biological mechanisms associated with disease progression. As previously reported, Galmed’s in-vitro data demonstrated that Aramchol dose-dependently down-regulated αSyn aggregation as well as indicating that the effect was not associated with toxicity.

Galmed’s ODF formulation of Aramchol represents a dual innovation: a mechanism-based approach to slowing disease progression combined with patient-friendly drug delivery that addresses dysphagia affecting Parkinson’s patients.

Allen Baharaff, Galmed’s Co-founder and CEO, commented: “We believe that combining enhanced CNS exposure to SCD1 inhibition with convenient administration creates an important competitive advantage of Aramchol ODF formulation over conventional therapies. In our view, Aramchol’s potential for the treatment of PD combines several characteristics that are unique: A well-characterized mechanism of action through SCD1 inhibition, extensive human clinical experience from previous studies with an established safety and tolerability profile, demonstrated preclinical brain penetration, and proprietary ODF technology that significantly enhances CNS drug exposure. These attributes support our belief that this positions Aramchol’s program for PD as an ideal candidate for co-development and out-licensing to capture significant value within the $6+ billion global Parkinson’s therapeutics market, where disease-modifying options remain critically needed.”

About Galmed Pharmaceuticals Ltd.:

Galmed Pharmaceuticals Ltd. is a biopharmaceutical and medical device company focused on developing innovative solutions for gastrointestinal, cardiometabolic and oncology indications. The Company is advancing Aramchol and related product candidates for GI oncology and other potential indications, while also exploring novel targeted delivery technologies and therapeutic approaches for cardiometabolic diseases. In addition, through its wholly owned subsidiary, Colospan Ltd., the Company is developing and commercializing CG-100, a medical device designed to address complications associated with colorectal surgery. Galmed’s strategy is to build a diversified platform that leverages its expertise in drug development, medical devices and gastrointestinal disease to address significant unmet medical needs.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the potential of of Aramchol in combination enzalutamide and docetaxel to treat prostrate cancer. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of CG-100, Aramchol or any other medical device or product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to CG-100, Aramchol or any other medical device or product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of CG-100, Aramchol and any future medical devices or product candidates; our ability to comply with all applicable post-market regulatory requirements for CG-100, Aramchol, or any other medical device or product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for CG-100, Aramchol, or any medical device or other product candidate; third-party payor reimbursement for CG-100, Aramchol, or any other medical device or product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of CG-100 Aramchol or any other medical device or product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of CG-100, Aramchol or any other medical device or product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our CG-100 or product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact:

Guy Nehemya, +972-3-693-8448, investor.relations@galmedpharma.com